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                           June 29, 2020

       Frank D. Heuszel
       Chief Executive Officer
       Document Security Systems Inc.
       200 Canal View Boulevard, Suite 104
       Rochester, NY 14623

                                                        Re: Document Security
Systems Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed June 19, 2020
                                                            File No. 001-32146

       Dear Mr. Heuszel:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed June 19, 2020

       General

   1.                                                   Please include the
information about the acquired company required pursuant
                                                        to Item 14(c)(2) of
Schedule 14A and Part C, Item 17 of Form S-4. Refer generally to
                                                        Note A of Schedule 14A.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Frank D. Heuszel
Document Security Systems Inc.
June 29, 2020
Page 2

      Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal
Branch Chief, at (202) 551-3397 with any questions.



FirstName LastNameFrank D. Heuszel                        Sincerely,
Comapany NameDocument Security Systems Inc.
                                                          Division of
Corporation Finance
June 29, 2020 Page 2                                      Office of
Manufacturing
FirstName LastName